EXHIBIT (a)(1)(vii)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell the Shares. The Offer is being made solely pursuant to the Offer to Purchase, dated December 20, 2004, and the related Letter of Transmittal and any amendments or supplements thereto to all holders of the Shares. The Offer will not be made to (and tenders will not be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

                      NOTICE OF OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK

                                       of

                            ELMER'S RESTAURANTS, INC.

             NOT OWNED BY THE STOCKHOLDERS OF ERI ACQUISITION CORP.

                                       at

                                 $7.50 PER SHARE

                                       by

                              ERI ACQUISITION CORP.

 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN STANDARD
            TIME, ON FEBRUARY 2, 2005, UNLESS THE OFFER IS EXTENDED.

         ERI ACQUISITION CORP., a newly formed Oregon corporation ("Purchaser") controlled by Bruce N. Davis ("Mr. Davis"), Chairman of the Board and President of Elmer's Restaurants, Inc. ("Elmer's" or the "Company"), William W. Service, a director and the former Chief Executive Officer of the Company, Thomas C. Connor, Corydon H. Jensen, Jr., Dennis M. Waldron, Richard C. Williams and Donald W. Woolley, each of whom is a member of the Company's board of directors, Linda Ellis-Bolton, Karen K. Brooks, Richard P. Buckley, David D. Connor, Stephanie M. Connor, Debra A. Woolley-Lee, Douglas A. Lee, David C. Mann, Sheila
J. Schwartz, Gerald A. Scott, a Vice President of the Company, Gary N. Weeks, Gregory W. Wendt, Dolly W. Woolley, and Donna P. Woolley (collectively, the "Continuing Shareholders"), hereby offers to purchase (the "Offer") at a price of $7.50 per share (the "Offer Price"), in cash, all outstanding shares of common stock, no par value per share, of Elmer's (the "Shares") not currently owned by the Continuing Shareholders, on the terms and subject to the conditions specified in the Offer to Purchase, dated December 20, 2004 (the "Offer to Purchase") and in the related letter of transmittal (the "Letter of Transmittal"). Tendering stockholders who tender directly to OTR, Inc. (the "Depositary") will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Tendering stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees or commissions.

         The period until 12:00 midnight, Eastern Standard Time, on February 2, 2005, as such period may be extended, is referred to as the "Offering Period." Subject to the applicable rules and regulations of the Securities and Exchange Commission ("SEC"), Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the Offering Period by giving oral or written notice of such extension to the Depositary and making a public announcement thereof as described in the Offer to Purchase. Purchaser does not currently plan to provide a subsequent offering period, as described by Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         The Offer is conditioned on, among other things, the tender in the Offer of a sufficient number of Shares such that, after the Shares are purchased pursuant to the Offer, Purchaser would own at least 90% of the outstanding Elmer's common stock (the "Minimum Tender Condition"), which would also mean that at least a majority of the outstanding Shares that are not owned by the Continuing Shareholders and the other executive officers and directors of Elmer's had been tendered (the "Majority of the Minority Condition"). In no event may the Majority of the Minority Condition be waived. However, Purchaser reserves the right, in its sole discretion, to waive the Minimum Tender Condition.

         The purpose of the Offer is for Purchaser to acquire for cash as many outstanding Shares as possible as a first step in acquiring the entire equity interest in Elmer's. If the Offer is successful, Purchaser will be merged with and into Elmer's pursuant to the "short form" merger provisions of the Oregon Business Corporation Act without prior notice to, or any action by, any other stockholder of Elmer's (the "Merger"). The Merger will result in each then outstanding Share (other than Shares, if any, held by stockholders who are entitled to and who properly exercise appraisal rights under Oregon law) being converted into the right to receive the same amount of cash consideration paid in the Offer.

         For purposes of the Offer, Purchaser will be deemed to have accepted for payment Shares validly tendered and not withdrawn if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), and any other required documents. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, Purchaser's obligation to make such payment shall be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE FOR TENDERED SHARES BE PAID, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT.

         Tenders of Shares made pursuant to the Offer are irrevocable except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the termination of the Offering Period and, unless theretofore accepted for payment by Purchaser pursuant to the Offer. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the certificate(s) evidencing the Shares to be withdrawn are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing the Shares to be withdrawn must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in the Offer to Purchase at any time prior to 12:00 midnight Eastern Standard Time, on February 2, 2005, or such other date and time to which the Offer may be extended.

         The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes (and also may be a taxable transaction under applicable state, local, foreign and other income tax laws). In general, for United States federal income tax purposes, a holder of Shares will recognize

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
gain or loss equal to the difference between the holder's adjusted tax basis in the Shares sold pursuant to the Offer or converted to cash in the Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted to cash in the Merger. If the Shares exchanged constitute capital assets in the hands of the stockholder, gain or loss will be capital gain or loss. In general, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 15% if the Shares were held for more than one year on the date of sale (or, if applicable, the date of the Merger), and if held for one year or less they will be subject to tax at ordinary income tax rates. Certain limitations may apply on the use of capital losses. The income tax discussion set forth above is included for general information only and may not be applicable to stockholders in special situations such as stockholders who received their Shares upon the exercise of employee stock options or otherwise as compensation and stockholders who are not United States persons. Stockholders should consult their own tax advisors with respect to the specific tax consequences to them of the Offer and the Merger, including the application and effect of federal, state, local, foreign or other tax laws.

         The terms of the Offer are more fully set forth in the Offer to Purchase, the Letter of Transmittal and accompanying documents (collectively, the "Tender Offer Documents"). Purchaser has filed a Schedule TO with the Securities and Exchange Commission in connection with the Offer, which includes the Offer to Purchase as an exhibit thereto. All of the information contained in Purchaser's filing on Schedule TO and the exhibits thereto, including the information required to be disclosed by Rule 14d-6(d)(1) and Rule 13e-3(e)(1) under the Exchange Act, is incorporated herein by reference.

         A request has been made to Elmer's for the use of Elmer's stockholder list and security position listings for the purpose of disseminating the Offer to Purchase to stockholders. Upon compliance by Elmer's with such request and Rule 14d-5 under the Exchange Act pertaining to such request, the Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

         Questions and requests for assistance or additional copies of the Tender Offer Documents may be directed to OTR, Inc., Purchaser's Information Agent, at its address and telephone numbers listed below, and copies will be furnished promptly at Purchaser's expense.

                       INFORMATION AGENT FOR THE OFFER IS:

                                    OTR, Inc.
                           1000 SW Broadway, Suite 920
                             Portland, Oregon 97205
                            Telephone (503) 225-0375
                               Fax (503) 273-9168


December 20, 2004






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